UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

EV ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

26926V107

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26926V107	13G	Page 2 of 9 Pages

1.	Names of Reporting Persons Robert J. Raymond
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[1] (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 100,000
	6.	Shared Voting Power 3,022,692
	7.	Sole Dispositive Power 100,000
	8.	Shared Dispositive Power 3,022,692
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,122,692
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4%[2]
12.	Type of Reporting Person (See Instructions) IN

[1]	The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
[2]	Based on 48,871,399 outstanding common units as of October 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 26926V107	13G	Page 3 of 9 Pages

1.	Names of Reporting Persons RR Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[3] (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,022,692
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,022,692
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,022,692
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.2%[4]
12.	Type of Reporting Person (See Instructions) IA

[3]	The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
[4]	Based on 48,871,399 outstanding common units as of October 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 26926V107	13G	Page 4 of 9 Pages

1.	Names of Reporting Persons RCH Energy MLP Fund GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[5] (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,650,647
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,650,647
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,650,647
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.4%[6]
12.	Type of Reporting Person (See Instructions) PN

[5]	The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
[6]	Based on 48,871,399 outstanding common units as of October 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 26926V107	13G	Page 5 of 9 Pages

1.	Names of Reporting Persons RCH Energy MLP Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[7] (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,621,811
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,621,811
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,621,811
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.4%[8]
12.	Type of Reporting Person (See Instructions) PN

[7]	The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
[8]	Based on 48,871,399 outstanding common units as of October 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 26926V107	13G	Page 6 of 9 Pages

1.	Names of Reporting Persons RCH Energy MLP Fund-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[9] (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 28,836
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 28,836
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,836
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%[10]
12.	Type of Reporting Person (See Instructions) PN

[9]	The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.
[10]	Based on 48,871,399 outstanding common units as of October 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 26926V107	13G	Page 7 of 9 Pages

Item 1(a).	Name of Issuer

EV Energy Partners, L.P.

Item 1(b).	Address of Issuer’s Principal Executive Offices

1001 Fannin, Suite 800

Houston, Texas

Item 2(a).	Name of Persons Filing

Robert J. Raymond

RR Advisors, LLC

RCH Energy MLP Fund GP, L.P.

RCH Energy MLP Fund, L.P.

RCH Energy MLP Fund-A, L.P.

Item 2(b).	Address of Principal Business Office, or, if none, Residence

The address of the principal business office for each reporting person is:

3953 Maple Avenue, Suite 180

Dallas, Texas 75219

Item 2(c).	Citizenship

Robert J. Raymond is a citizen of the United States.

RR Advisors, LLC is a Delaware limited liability company.

Each of RCH Energy MLP Fund GP, L.P., RCH Energy MLP Fund, L.P., and RCH Energy MLP Fund-A, L.P. is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities

Common Units

Item 2(e).	CUSIP Number

26926V107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 26926V107	13G	Page 8 of 9 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

With respect to the disclosure set forth in this Item 4, each reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any common units other than the common units owned of record by such reporting person. The percent of class provided for each reporting person below is based on 48,871,399 outstanding common units as of October 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 9, 2015.

(a)	Amount beneficially owned:

Robert J. Raymond: 3,122,692

RR Advisors, LLC: 3,022,692

RCH Energy MLP Fund GP, L.P.: 2,650,647

RCH Energy MLP Fund, L.P.: 2,621,811

RCH Energy MLP Fund-A, L.P.: 28,836

(b)	Percent of class:

Robert J. Raymond: 6.4%

RR Advisors, LLC: 6.2%

RCH Energy MLP Fund GP, L.P.: 5.4%

RCH Energy MLP Fund, L.P.: 5.4%

RCH Energy MLP Fund-A, L.P.: 0.1%

(c)	Number of units as to which the person has:

(i)	Sole power to vote or to direct the vote:

Robert J. Raymond: 100,000

RR Advisors, LLC: 0

RCH Energy MLP Fund GP, L.P.: 0

RCH Energy MLP Fund, L.P.: 0

RCH Energy MLP Fund-A, L.P.: 0

(ii)	Shared power to vote or to direct the vote:

Robert J. Raymond: 3,022,692

RR Advisors, LLC: 3,022,692

RCH Energy MLP Fund GP, L.P.: 2,650,647

RCH Energy MLP Fund, L.P.: 2,621,811

RCH Energy MLP Fund-A, L.P.: 28,836

(iii)	Sole power to dispose or to direct the disposition of:

Robert J. Raymond: 100,000

RR Advisors, LLC: 0

RCH Energy MLP Fund GP, L.P.: 0

RCH Energy MLP Fund, L.P.: 0

RCH Energy MLP Fund-A, L.P.: 0

CUSIP No. 26926V107	13G	Page 9 of 9 Pages

(iv)	Shared power to dispose or to direct the disposition of:

Robert J. Raymond: 3,022,692

RR Advisors, LLC: 3,022,692

RCH Energy MLP Fund GP, L.P.: 2,650,647

RCH Energy MLP Fund, L.P.: 2,621,811

RCH Energy MLP Fund-A, L.P.: 28,836

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Limited partners of RCH Energy MLP Fund GP, L.P., RCH Energy MLP Fund, L.P., and RCH Energy MLP Fund-A, L.P. indirectly participate in the receipt of dividends from, and proceeds from the sale of, the common units. In addition, RR Advisors, LLC serves as investment adviser for certain separately managed accounts, and the holders of the securities in such accounts participate in the receipt of dividends from, and proceeds from the sale of, the common units held therein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect or purpose, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

/s/ Robert J. Raymond
Robert J. Raymond

RR ADVISORS, LLC

By:	/s/ Robert J. Raymond
Name:	Robert J. Raymond
Title:	Sole Member

RCH ENERGY MLP FUND GP, L.P.

By:	RR Advisors, LLC, its General Partner

By:	/s/ Robert J. Raymond
Name:	Robert J. Raymond
Title:	Sole Member

RCH ENERGY MLP FUND, L.P.

By:	RCH Energy MLP Fund GP, L.P.,
its General Partner

By:	RR Advisors, LLC, its General Partner

By:	/s/ Robert J. Raymond
Name:	Robert J. Raymond
Title:	Sole Member

RCH ENERGY MLP FUND-A, L.P.

By:	RCH Energy MLP Fund GP, L.P.,
its General Partner

By:	RR Advisors, LLC, its General Partner

By:	/s/ Robert J. Raymond
Name:	Robert J. Raymond
Title:	Sole Member

[Signature Page—Schedule 13G]